                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                            -------------------------
                                 (CUSIP Number)

                           MR. RAYMOND D. SCHOENBAUM
                             1640 POWERS FERRY ROAD
                            BUILDING TWO, SUITE 100
                          MARIETTA, GEORGIA 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            MR. JOHN D. CAPERS, JR.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA  30303-1763

                                  JULY 25, 1997
                                ----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          BETTY J. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         2,703,388
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER         691,092
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER    691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 15 Pages
                            Exhibit Index on Page 12

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          RAYMOND D. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         272,311
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER       235,750
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    272,311
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER  235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 15 Pages
                            Exhibit Index on Page 12

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          JOANN SCHOENBAUM MILLER

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

   NUMBER OF       7.  SOLE VOTING POWER            17,603
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER          35,750
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER       17,603
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER     35,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                53,353

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .11% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 15 Pages
                            Exhibit Index on Page 12

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM CORPORATION
          88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 15 Pages
                            Exhibit Index on Page 12

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM VENTURES L.P.
          88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 6 of 15 Pages
                            Exhibit Index on Page 12

ITEM 2.   IDENTITY AND BACKGROUND.    This Item 2 is amended by adding the
following:

        This Schedule 13D is being filed on behalf of Betty J. Schoenbaum, her son Raymond D. Schoenbaum, her daughter Joann Schoenbaum Miller, Schoenbaum Corporation, a Nevada corporation, and Schoenbaum Ventures L.P. (the "Partnership"), a Nevada limited partnership (Betty J. Schoenbaum, Raymond D. Schoenbaum, Joann Schoenbaum Miller, Schoenbaum Corporation and the Partnership are referred to herein collectively as the "Reporting Persons"), who together may constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act").

        Joann Schoenbaum Miller is a citizen of the United States. Joann Schoenbaum Miller's residential address is 1331 Preservation Way, Oldsmar, Florida 34677. Joann Schoenbaum Miller is a homemaker.

        During the last five years, none of the Reporting Persons, any of the officers or directors of any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person with whom any of the Reporting Persons share voting or dispositive power with respect to the Common Stock, $1.00 par value (the "Common Stock") of Shoney's, Inc. (the "Issuer"), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. This Item 3 is amended by adding the following:

        Joann Schoenbaum Miller may be deemed to beneficially own 53,353 shares of Common Stock. Of these shares, Joann Schoenbaum Miller owns 17,603 shares individually which were acquired either through gifts from family members or through open market purchases using personal funds. The remaining 35,750 shares are owned by the Schoenbaum Family Foundation of which Joann Schoenbaum Miller is a Vice President and a trustee. Ms. Miller may be deemed to have beneficial ownership of shares owned by the Schoenbaum Family Foundation.


ITEM 4.   PURPOSE OF TRANSACTION.   This Item 4 is amended by adding the
following:

        On July 22, 1997, after the delivery of agent designations to the Issuer by Raymond D. Schoenbaum on behalf of shareholders representing approximately 42% of the Common Stock and immediately prior to the hearing at which the U.S. District Court would have considered the claims of the Issuer and Raymond D. Schoenbaum and Betty J. Schoenbaum (the "Shoney's Shareholders Committee") relating to the amendments to the bylaws of the Issuer and the date of the special meeting, the board of directors of the Issuer announced that the special meeting of shareholders of the Issuer would be scheduled for late September and that the record date for determining the shareholders entitled to vote at the special meeting would be August 11, 1997. The Shoney's Shareholders' Committee determined to agree to a September 25 special meeting date as a means of locking in the date of the special meeting, permitting the process to move forward and forestalling future costly litigation. In connection with the agreement on the date of the special meeting and the record date, the Shoney's Shareholders' Committee was able to obtain from the Issuer an agreement to provide the complete list of shareholder records which the Shoney's Shareholders' Committee previously had requested and to appoint independent inspectors of election at the special meeting. As part of this agreement, the litigation in the U.S. District Court was dismissed without prejudice and an order (attached as Exhibit 2 hereto) outlining the agreement was entered by the court. The court, however, in the order, retained jurisdiction over the matter for purposes of enforcing the terms of the agreement and adjudicating any disputes under the order, including any proposed changes of the date of the special meeting or the record date.

        Although she is not a member of the Shoney's Shareholders' Committee, Joann Schoenbaum Miller, the daughter of Betty J. Schoenbaum and the sister of Raymond D. Schoenbaum, has indicated her support for the efforts of the Shoney's Shareholders' Committee and that she may act together with the Shoney's Shareholders' Committee in connection with the proxy solicitation. As a result, Ms. Miller may be deemed to be a "participant" in the solicitation and a member of a group with the members of the Shoney's Shareholders' Committee for purposes of Section 13(d) of the Act.



                              Page 7 of 15 Pages
                            Exhibit Index on Page 12

Item 5. Interest in Securities of the Issuer. Item 5 is hereby amended and restated in its entirety as follows:

     (a) Betty J. Schoenbaum, Raymond D. Schoenbaum, Joann Miller Schoenbaum, Schoenbaum Corporation and the Partnership together may constitute a group within the meaning of Rule 13d-5 of the Act. Betty J. Schoenbaum, Raymond D. Schoenbaum, Joann Miller Schoenbaum, Schoenbaum Corporation and the Partnership, as a group, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act, as amended), 3,884,394 shares of Common Stock, which constitutes 8.0% of the outstanding shares of Common Stock (based on 48,568,109 shares of Common Stock outstanding on June 20, 1997).

     (b) Betty J. Schoenbaum has sole power to vote, or to direct the vote of, 2,703,388 shares of Common Stock, and sole power to dispose, or to direct the disposition of, 2,703,388 shares of Common Stock. Betty J. Schoenbaum also has, or may be deemed to have, shared power to vote, or to direct the vote of, 691,092 shares of Common Stock, and shared power to dispose, or to direct the disposition of, 691,092 shares of Common Stock. These 3,394,480 shares are owned as follows:

          (i) The Partnership owns 2,703,338 shares. The General Partner of the Partnership is Schoenbaum Corporation which has the sole voting and dispositive power over the assets of the Partnership. Betty J. Schoenbaum is the President of Schoenbaum Corporation.

          (ii) The Betty Schoenbaum Revocable Trust owns 455,342 shares of Common Stock over which the trustees, Betty J. Schoenbaum and Chase Manhattan Private Bank, N.A., share voting and dispositive power. The principal business address of Chase Manhattan Private Bank, N.A., a national banking association, is 205 Royal Palm Way, Palm Beach, Florida 33480.

          (iii) The Schoenbaum Family Foundation, a charitable foundation, owns 35,750 shares of Common Stock. The principal business address of the Schoenbaum Family Foundation is P.O. Box 9439, Longboat Key, Florida 34228-9439. Betty J. Schoenbaum is the President, Secretary and Treasurer and a trustee of the Schoenbaum Family Foundation and shares voting and dispositive power with the other officers and trustees of the foundation. The other officers and trustees are as follows:

                 Name                      Position        Principal Occupation
                 ------------------------- --------------  --------------------
                 Raymond D. Schoenbaum     Vice President   Private Investor
                                           and Trustee

                 Jeffrey F. Schoenbaum     Vice President   Private Investor
                 402 S. Westshore Blvd.    and Trustee
                 Tampa, Florida 33609
                      Citizenship: U.S.A.

                 Joann Schoenbaum Miller    Vice President  Homemaker
                 1331 Preservation Way      and Trustee
                 Oldsmar, Florida 34677
                      Citizenship: U.S.A.

                              Page 8 of 15 Pages
                           Exhibit Index on Page 12


            Name                          Position         Principal Occupation
            -------------------------     --------------   --------------------

            Emily Schoenbaum               Vice President  Student
            5541 Gulf of Mexico Drive, #E  and Trustee
            Longboat Key, Florida 34228
                   Citizenship: U.S.A.

            Dr. Robert E. Perkins           Trustee         Executive Director
            1800 Second Street                              of charitable
            Suite 905                                       foundations
            Sarasota, Florida 34236
                    Citizenship: U.S.A.

       (iv) The Charitable Remainder Annuity Trust, of which Betty J. Schoenbaum is a life beneficiary, owns 200,000 shares of Common Stock. As the beneficiary, Betty J. Schoenbaum shares voting control with One Valley Bank, N.A., the Trustee. The principal business address of One Valley Bank, N.A., a national banking association, is One Valley Square, Charleston, West Virginia 25326.


     Raymond D. Schoenbaum has sole power to vote, or to direct the vote of, 272,311 shares of Common Stock, and to dispose, or to direct the disposition of, 272,311 shares of Common Stock. Raymond D. Schoenbaum also has, or may be deemed to have, shared power to vote, or to direct the vote of, 235,750 shares of Common Stock, and shared power to dispose, or to direct the disposition of 235,750 shares of Common Stock. These 508,061 shares are owned as follows:

          (i)   Raymond D. Schoenbaum individually owns 261,000 shares.

          (ii) The Raymond D. Schoenbaum Trust owns 200,000 shares over which the trustees, Raymond D. Schoenbaum and Chase Manhattan Bank Delaware, share voting and dispositive power. The principal business address of Chase Manhattan Bank Delaware, a Delaware banking corporation, is 1201 Market Street, Wilmington, Delaware 19801.

          (iii) The Schoenbaum Family Foundation owns 35,750 shares. Raymond D. Schoenbaum is a Vice President and trustee of the Schoenbaum Family Foundation and may be deemed to share voting and dispositive power with the other officers and trustees.

          (iv) The remaining 11,311 shares are held in custodial accounts for the children of Raymond D. Schoenbaum over which Raymond D. Schoenbaum is the custodian and has sole voting and dispositive power.

Raymond D. Schoenbaum disclaims beneficial ownership of 8,407 shares of Common Stock which are beneficially owned by his wife, Susan R. Schoenbaum.

     Joann Schoenbaum Miller has sole power to vote, or to direct the vote of, 17,603 shares of Common Stock, and to dispose, or to direct the disposition of, 17,603 shares of Common Stock. Joann Schoenbaum Miller also may be deemed to have shared power to vote, or to direct the vote of, 35,750 shares of Common Stock, and shared power to dispose, or to direct the disposition of 35,750 shares of Common Stock. These 53,353 shares are owned as follows:

          (i)  Joann Schoenbaum Miller individually owns 17,603 shares.

          (ii) The Schoenbaum Family Foundation owns 35,750 shares. Joann Schoenbaum Miller is a Vice President and trustee of the Schoenbaum Family Foundation and may be deemed to share voting and dispositive power with the other officers and trustees.



                              Page 9 of 15 Pages
                           Exhibit Index on Page 12

     (c) The Betty Schoenbaum Revocable Trust acquired 60,000 shares of Common Stock for cash on the open market on April 4, 1997 at a price of $4.75 per share. Raymond D. Schoenbaum acquired 100,000 shares of Common Stock for cash on the open market on March 18, 1997 at a price of $5.25 per share. Except as indicated herein, no transactions in the Common Stock have been effected by any of the Reporting Persons during the 60 days preceding the date of this Schedule 13D.

     (d) Except as indicated herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.  Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2. Order of the United States District Court for the Middle District of Tennessee, Nashville Division.


                              Page 10 of 15 Pages
                            Exhibit Index on Page 12

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 1997

                                    /s/ Betty J. Schoenbaum
                                    --------------------------
                                    Betty J. Schoenbaum

                                    /s/ Raymond D. Schoenbaum
                                    --------------------------
                                    Raymond D. Schoenbaum

                                    /s/ Joann Schoenbaum Miller
                                    ---------------------------
                                    Joann Schoenbaum Miller

                                    Schoenbaum Corporation


                                       By: /s/ Betty J. Schoenbaum
                                       ---------------------------
                                           Betty J.Schoenbaum,
                                           President


                                    Schoenbaum Ventures L.P.

                                       By: Schoenbaum Corporation,
                                           General Partner


                                       By: /s/ Betty J. Schoenbaum
                                       ---------------------------
                                           Betty J. Schoenbaum,
                                           President




                              Page 11 of 15 Pages
                            Exhibit Index on Page 12

                                 EXHIBIT INDEX
                                 -------------


     Exhibit                        Description
     -------                        -----------

      1.                Joint Filing Agreement (Pursuant to Rule 13d-1(f))

      2. Order of the United States District Court for the Middle District of Tennessee, Nashville Division.


                               Page 12 of 15 Pages
                            Exhibit Index on Page 12